Mail Stop 3561

May 11, 2006

Keith D. Browning
President
Carmax Auto Funding LLC
12800 Tuckahoe Creek Parkway, Suite 400
Richmond, VA 23238

Re: Carmax Auto Funding LLC
Amendment no. 1 to Registration Statement on Form S-3
Filed April 19, 2006
File No. 333-132357

Dear Mr. Browning:

　　　Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-3
General

1. While we note your response to prior comment 3 of our letter dated April 6, 2006, we reissue in part. Please note that unqualified legal opinions must be filed at the time of each takedown. Please confirm that you will file an unqualified legal opinion at the time of each takedown. Refer to footnote 133 of the Regulation AB adopting release.

Prospectus Supplement

Eligibility for Purchase by Money Market Funds, page S-13

2. While we note your response to prior comment 6, we reissue. Please provide form of disclosure in brackets to show that you will disclose the information required by Item 1103(a)(5) of Regulation AB, as applicable.

Description of the Notes, page S-32

Credit Enhancement, page S-35

3. Please describe what is meant by "other credit facilities." All types of credit enhancements contemplated should be described in the base prospectus.

Base Prospectus

The Receivables, page 19

4. We note your response to our prior comment 18 and reissue the comment. Please revise to disclose the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including a description of any differences from the criteria used to select the current asset pool in the base prospectus or tell us why you cannot do that at this time. We may have further comment after reviewing your response. Refer to Item 1111(g)(7) of Regulation AB.

Credit and Cash Flow Enhancement, page 35

5. We note your revised disclosure in response to prior comment 22. Please expand your discussion and describe what is meant by "other credit facilities." All forms of credit enhancement should be described in the base prospectus.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Peter E. Kane, Esq.
        McGuire Woods LLP
        Fax: 804.698.2070